Filed by IBERIABANK Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Teche Holding Company First Private Holdings, Inc.
Commission File No: 000-25756 No: 001-13712

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 24, 2014

IBERIABANK CORPORATION

(Exact name of Registrant as Specified in Charter)

Louisiana	0-25756	72-1280718
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 West Congress Street, Lafayette, Louisiana 70501

(Address of Principal Executive Offices)

(337) 521-4003

Registrant’s telephone number, including area code

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01	REGULATION FD DISCLOSURE

On April 24, 2014, IBERIABANK Corporation (the “Company”) disclosed the following:

•	The Company’s financial results for the first quarter of 2014 exceeded its internal forecast and budget expectations, and its current forecast for operating earnings per share for the twelve months ending December 31, 2014 is similar to the current average consensus estimate of $3.65.

The following major assumptions are embedded within the current forecast:

•	the current forward curve projection on interest rates;

•	no significant change in credit quality;

•	the Company’s announced acquisitions close as expected and fair value adjustments and one-time expenses are consistent with previously announced metrics; and

•	no change in the operating environment of the Company’s mortgage and title businesses.

•	The Company’s subsidiaries provided the following contributions to pre-tax income on a basis that excludes allocated expenses for the periods indicated:

(Dollars in millions)	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014
Pre-tax income before allocated expenses
IBERIABANK Mortgage Company	$7.4	$2.7	$0.7
Lenders Title Company	$0.8	$0.4	$0.3

•	The Company currently projects its effective tax rate for the remaining nine months of 2014 to approximate 28%.

•	The Company reconfirms that it currently projects its tangible efficiency ratio to average approximately 68% for the remaining nine months of 2014.

Caution About Forward-Looking Statements

This report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed mergers with First Private Holdings, Inc. (“First Private”) and Teche Holding Company (“Teche”) to shareholders, the expected returns and other benefits of the proposed merger to shareholders, expected improvement in operating efficiency resulting from the proposed mergers, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the merger on the Company’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements and there can be no assurances that: the proposed merger will close when expected, the expected returns and other benefits of the proposed merger to shareholders will be achieved, the expected operating efficiencies will result, estimated expense reductions resulting from the transactions will occur as and when expected, the impact on tangible book value will be recovered or as expected or that the effect on the Company’s capital ratios will be as expected. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the merger transaction may not be timely completed, if at all; that prior to completion of the merger transaction or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the merger transaction; diversion of management time to merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and other documents subsequently filed by the Company with the SEC. Consequently, no forward-looking statement can be guaranteed. The Company, Teche, and First Private undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this report or any related documents, the Company, Teche, and First Private claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

This communication is being made in respect of the proposed merger transaction involving the Company, Teche, and First Private. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed mergers, the Company filed with the SEC registration statements on Form S-4 that included proxy statements/prospectuses for the shareholders of Teche and First Private. The Company also filed other documents with the SEC regarding the proposed merger transactions with Teche and First Private. Teche and First Private will mail the final proxy statements/prospectuses to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

TRANSACTION. The proxy statements/prospectuses, as well as other filings containing information about the Company, Teche, and First Private, are available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statements/prospectuses and the filings with the SEC that are incorporated by reference in the proxy statements/prospectuses can also be obtained, when available, without charge, from the Company’s website (http://www.iberiabank.com), under the heading “Investor Information” and on Teche’s website at http://www.teche.com and on First Private’s website, at http://www.firstprivatetx.com.

The Company, Teche, and First Private, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Teche and First Private in respect of the proposed merger transaction. Information regarding the directors and executive officers of the Company is set forth in the definitive proxy statement for the Company’s 2014 annual meeting of shareholders, as filed with the SEC on April 7, 2014 and in Forms 3, 4 and 5 filed with the SEC by its officers and directors. Information regarding the directors and executive officers of Teche and First Private who may be deemed participants in the solicitation of the shareholders of Teche and First Private in connection with their respective proposed transactions will be included in the proxy statements/prospectuses for special meetings of shareholders for Teche and First Private, which were filed by the Company with the SEC. Additional information regarding the interests of such participants are included in the proxy statements/prospectuses and other relevant documents regarding the proposed merger transactions filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

IBERIABANK CORPORATION

DATE: April 24, 2014	By:	/s/ Daryl G. Byrd
Daryl G. Byrd
President and Chief Executive Officer